東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2008 DEC 16 A 4:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08006257

FILE NO. 082-04837

December 4, 2008

SUPPL

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following English translation of the documents published by the Company in Japan.

- Notice of Merger of Subsidiaries (dated October 24, 2008);
- Revised Earnings Forecast (dated October 28, 2008) and
- Consolidated Financial Results for the Second Quarter (2Q) ended September 30, 2008.

Effectively from January 1, 2009, the Company will make the electronic publication of its disclosure documents based on the amended Rule 12g3-2(b).

Yours truly,

PROCESSED
DEC 1 8 2008
THOMSON REUTERS

Ken Takahashi

Encl.
cc: Promise Co., Ltd.

12/17

FILE NO. 082-04837

(Translation)

October 24, 2008

Dear Sirs:

Name of the Company: Promise Co., Ltd.

Representative: Hiroki Jinnai, President and Representative Director

Person to contact: Yasuhiko Katsumi, General Manager of Corporate Communications Dept.

(Code No. 8574, the first section of the Tokyo Stock Exchange)

Notice of Merger of Subsidiaries

Promise Co., Ltd. (the "Company") has determined to merge its wholly-owned subsidiaries Do Financial Service Co., Ltd. ("DoFS", which is a consolidated subsidiary of the Company) and SPF Co., Ltd. ("SPF"), as described below:

Description

1. Purpose of the merger:

DoFS, which is a general finance company incorporated by the Company in February 2007, has engaged extensively in consumer finance business, including auto loans and short-term retail payments exclusive for Internet shopping. SPF, as a subsidiary of Sanyo Shinpan Finance Co., Ltd. ("Sanyo Shinpan"), which became a group company of the Company in September 2007, has engaged in auto-related finance business, including auto loans, among others.

The merger of the two subsidiaries is intended to integrate the auto-related finance business within the Group and promote the sharing of management resources, including IT systems and call centers, whereby enhancing the efficiencies of business operations.

The merger is part of the measures of integration of the Company with Sanyo Shinpan and the Company will progressively implement measures to maximize the synergistic effects of the integration.

2. Summary of the merger:

(1) Schedule of the merger:

October 21, 2008:	Meeting of the board of directors for approval of merger agreement (SPF)
October 23, 2008:	Meeting of the board of directors for approval of merger agreement (DoFS)
October 23, 2008:	Signing of merger agreement
November 4, 2008 (planned):	General meetings of shareholders for approval of merger agreement
December 1, 2008 (planned):	Date of merger (effective date)
December 1, 2008 (planned):	Date of registration of merger

(2) Method of the merger:

DoFS will, as a surviving company, merge SPF, which will be dissolved.

3. Outline of the parties to the merger:

(1) Trade name:	**Do Financial Service Co., Ltd.** (Surviving company)	**SPF Co., Ltd.** (Dissolving company)
(2) Content of business:	Credit sale business (credit card business)	Auto-related and peripheral retail finance business (consumer finance business)
(3) Establishment:	February 22, 2007	October 25, 2002
(4) Location of head office:	Shiodome Sumitomo Building, 26F 9-2, Higashi-Shinbashi 1-chome, Minato-ku, Tokyo	Akasaka Community Building, 8F 1-8, Moto-Akasaka 1-chome, Minato-ku, Tokyo
(5) Representative:	Seiji Urita, President and Representative Director	Toshikatsu Ikesue, President and Representative Director
(6) Capital:	¥1,000 million (as of March 31, 2008)	¥1,000 million (as of March 31, 2008)
(7) Total number of issued shares:	40,000 shares (as of March 31, 2008)	20,000 shares (as of March 31, 2008)
(8) Net assets:	¥848 million (as of March 31, 2008)	¥973 million (as of March 31, 2008)
(9) Total assets:	¥4,786 million (as of March 31, 2008)	¥5,290 million (as of March 31, 2008)
(10) Date of settlement of accounts:	March 31 of each year	March 31 of each year
(11) Major shareholder and shareholding ratio:	Promise Co., Ltd.: 100% (as of March 31, 2008)	Promise Co., Ltd.: 100% * (as of September 30, 2008)

* The Company acquired all of the shares from Sanyo Shinpan as of September 30, 2008.

4. After the merger:

(1)	Trade name:	Do Financial Service Co., Ltd.
(2)	Content of business:	Installment purchase intermediary business and moneylending business
(3)	Location of head office:	Shiodome Sumitomo Building, 26F 9-2, Higashi-Shinbashi 1-chome, Minato-ku, Tokyo
(4)	Representative:	Seiji Urita, President and Representative Director
(5)	Capital:	¥5,000 million
(6)	Date of settlement of accounts:	March 31 of each year

The Company injected a new capital of ¥6,000 million (¥3,000 million in capital stock and ¥3,000 million in capital reserve) into DoFS as of September 30, 2008 to stabilize its operating base.

5. Impact of the merger on business results:

The merger, which will be effected between a consolidated subsidiary and a non-consolidated subsidiary of the Company, will have no material impact on its consolidated business results.

- END -

News Releases

October 28, 2008
Promise Co., Ltd.

Revised Earnings Forecast

Promise has made the following revisions to its earnings forecast released on May 8, 2008.

1. Revised Earnings Forecast for the second quarter (2Q) ended September 2008 (April 1, 2008 - September 30, 2008)

(Millions of yen)

Consolidated	Operating income	Operating profit	Recurring profit	Net income	Net income per share (yen)
Previous forecast(A) (Released on May 8, 2008)	206,300	16,632	16,169	3,600	28.38
Revised forecast(B)	201,700	27,200	27,500	12,400	97.78
Amount of revision (B - A)	(4,600)	10,568	11,331	8,800	69.40
Percentage change(%)	(2.2)	63.5	70.1	244.4	-
Result of the six months ended Sept. 30, 2007	170,131	17,193	18,243	11,867	93.57

Non-Consolidated	Operating income	Operating profit	Recurring profit	Net income	Net income per share (yen)
Previous forecast(A) (Released on May 8, 2008)	126,778	13,671	13,796	2,500	19.71
Revised forecast(B)	125,500	17,200	16,500	5,600	44.16
Amount of revision (B - A)	(1,278)	3,529	2,704	3,100	24.45
Percentage change(%)	(1.0)	25.8	19.6	124.0	-
Result of the six months ended Sept. 30, 2007	138,765	10,624	11,236	4,649	36.66

2. Revised Earnings Forecast for FY2009 (April 1, 2008 - March 31, 2009)

(Millions of yen)

Consolidated	Operating income	Operating profit	Recurring profit	Net income	Net income per share (yen)
Previous forecast(A) (Released on May 8, 2008)	397,979	41,013	40,964	13,000	102.50
Revised forecast(B)	388,100	45,200	45,600	16,200	127.74
Amount of revision (B - A)	(9,879)	4,187	4,636	3,200	25.24
Percentage change(%)	(2.5)	10.2	11.3	24.6	-
Result of the fiscal year ended March 31, 2008	391,240	62,974	64,325	15,955	125.81

Non-Consolidated	Operating income	Operating profit	Recurring profit	Net income	Net income per share (yen)
Previous forecast(A) (Released on May 8, 2008)	242,858	31,659	32,094	9,000	70.96
Revised forecast(B)	244,300	33,200	32,000	9,000	70.96
Amount of revision (B - A)	1,442	1,541	(94)	0	0.00
Percentage change(%)	0.6	4.9	(0.3)	-	-
Result of the fiscal year ended March 31, 2008	275,221	43,948	43,153	6,284	49.55

3. Principal Reasons for Revision

1) Reason for revision of non-consolidated earnings forecast for six months period ended September 30, 2008

The original forecast was based on conservative estimates for expenses for interest repayments and expenses for loan losses due to the consistently high level of interest repayment claims. Although interest repayments were slightly higher than expected, the amount of loan losses for reasons other than interest repayments was much less than expected. As a result, Promise expects to report expenses for interest repayments that are 5.7 billion yen higher than in the original forecast, but expects a 7.4 billion yen decrease in loan losses. Furthermore, due to measures to reduce fund procurement expenses and selling and administrative expenses, Promise anticipates a 4.7 billion yen decrease in operating expenses. As a result, Promise has increased the six months period forecasts for non-consolidated operating profit, recurring profit, and net income by 3.5 billion yen, 2.7 billion yen and 3.1 billion yen, respectively.

2) Forecast for the non-consolidated earnings for fiscal year ending March 31, 2009

Promise believes that fiscal year non-consolidated performance will be about the same as in the original forecast based on a conservative estimate for expenses for interest repayments, as in the six months period ended September 30, 2008.

3) Reason for revision of consolidated earnings forecast for six months period ended September 30, 2008

For the same reasons as the non-consolidated six months period forecast revisions, Promise expects expenses for interest repayments to be 7.5 billion yen higher than in the original forecast, but expects a 10.1 billion yen decrease in expenses for loan losses. In addition, At-Loan Co., Ltd. and other consolidated subsidiaries performed well due to Groupwide initiatives to reduce fund procurement expenses and selling and administrative expenses. As a result, Promise has increased the six months period forecasts for consolidated operating profit, recurring profit, and net income by 10.5 billion yen, 11.3 billion yen and 8.8 billion yen, respectively.

4) Forecast for the consolidated earnings for fiscal year ending March 31, 2009

Based on a conservative estimate for expenses for interest repayments, just as for non-consolidated performance, Promise has increased the fiscal year forecasts for consolidated operating profit, recurring profit, and net income by 4.1 billion yen, 4.6 billion yen and 3.2 billion yen,

4. Dividend forecast

There is no change at this time in the six months period dividend forecast due to these revisions. Promise will announce a forecast for the year-end dividend with its six months period earnings announcement, which is scheduled for Thursday, November 6, 2008

The above revision of the earnings performance forecast is a forward-looking statement made based on the information available at the time of the announcement of this revision. Actual earning performance could differ due to a variety of factors.

This news release has been translated from the original Japanese document released on October 28, 2008., for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Consolidated Financial Results for the Second Quarter (2Q) Ended September 30, 2008

The summary of this document (unaudited) has been translated from the original Japanese document released on November 6, 2008, for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd.
Stock Listing: Tokyo Stock Exchange
Stock Code: 8574
URL: http://www.promise.co.jp/english/ir/
President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
Telephone: 81-3-3287-1515
Reporting Date of Quarterly Financial Statements: November 13, 2008
Date of Payment of Dividends (Planned): December 1, 2008

(In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places.)

1. Consolidated Financial Results for the Six Months Ended September 30, 2008 (Apr. 1, 2008 – Sept. 30, 2008)

(1) Consolidated Operating Results

(Note: Percentages represent percentage changes from the same period of the previous year.)

	Operating income		Operating profit		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
1-2Q, 2008	201,761	—	27,235	—	27,515	—	12,432	—
1-2Q, 2007	170,131	(10.7)	17,193	18.8	18,243	19.2	11,867	—

	Net income per share	Diluted net Income per share
	Yen	Yen
1-2Q, 2008	98.03	93.88
1-2Q, 2007	93.57	—

(2) Consolidated Financial Position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Sept. 30, 2008	1,909,817	428,871	20.3	3,057.44
Mar. 31, 2008	2,019,055	418,885	18.8	2,991.03

Reference: Shareholders' equity Sept. 30, 2008: 387,736 million yen
Mar. 31, 2008: 379,316 million yen

2. Dividends

	Cash dividends per share				
Record Dates	1Q	2Q	3Q	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
Year ended Mar. 31, 2008	—	20	—	20	40
Year ending Mar. 31, 2009	—	20			
Year ending Mar. 31, 2009 (Planned)			—	20	40

Note: Revisions to the dividend forecast in the second quarter: No

3. Forecast for Fiscal Year Ending March 2009 (Apr. 1, 2008 – Mar. 31, 2009)

(Note: Percentages are year-on-year changes from the previous fiscal year.)

	Operating income		Operating profit		Recurring profit		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Year ending Mar. 31, 2009	388,100	(0.8)	45,200	(28.2)	45,600	(29.1)	16,200	1.5	127.74

Note: Revisions to the consolidated financial forecast in the second quarter: No

4. Others

(1) Changes in Significant Subsidiaries during the Six Months Ended September 30, 2008

(Changes in subsidiaries affecting the scope of consolidation): No

(2) Use of Simplified Accounting Methods and Special Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: Yes

Note: For more information, please see "Qualitative Information and Financial Statements, 4. Others" on page 4.

(3) Revisions in Accounting Rules, Procedures and Presentations Concerning Preparation of Quarterly Consolidated Financial Statements (Revisions in significant items concerning the basis for preparing quarterly consolidated financial statements)

1. Revisions due to a change to accounting standards: Yes
2. Other revisions: Yes

Note: For more information, please see "Qualitative Information and Financial Statements, 4. Others" on page 4.

(4) Number of Shares Outstanding (Common Shares)

1. Number of shares outstanding at end of period (including treasury stock)
   2Q 2008: 134,866,665 Fiscal 2008: 134,866,665
2. Number of Treasury stock at end of period
   2Q 2008: 8,049,418 Fiscal 2008: 8,048,944
3. Average number of shares issued (during the consolidated six months ended September 30)
   Six months ended Sept. 30, 2008: 126,817,556
   Six months ended Sept. 30, 2007: 126,818,180

Explanation of proper use of forecasts and other important items

1. The above forecasts are based on information that was available when these materials were released. Actual operating results may differ from these forecasts for a number of reasons. Please see "Qualitative Information and Financial Statements, 3. Qualitative Information on Consolidated Financial Forecast" on page 3.
2. Beginning with the current fiscal year, the "Accounting Standard for Quarterly Financial Statements" (ASBJ Statement No. 12) and the "Implementation Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14) have been applied. In addition, the quarterly consolidated financial statements have been prepared in accordance with "Rules for Quarterly Consolidated Financial Statements."

[Qualitative Information and Financial Statements]

1. Qualitative Information on Consolidated Financial Results

During the six months ended September 30, 2008, there was a decline in corporate earnings and slower growth in capital expenditures, along with a more difficult environment for obtaining employment in Japan. Declining exports due to a weakening global economy caused by the U.S. financial crisis and higher prices for raw materials associated with the high cost of crude oil further impacted Japan's economy. The outlook is extremely uncertain. Depending on the upcoming direction of stock prices, foreign exchange rates and other items, the Japanese economy may weaken even more.

In the consumer finance industry, the operating environment remains extremely challenging. The Money Lending Business Law is causing the consumer finance market to shrink. At the same time, growth in the number of interest repayment claims is putting pressure on the earnings of consumer finance companies.

To overcome these challenges, the Promise Group is focusing on a strategy with two core elements: rebuilding our consumer finance business and diversifying our profit structure. Our objectives are to remain profitable and establish a new foundation for growth.

Consolidated six months performance reflects the inclusion of the SANYO SHINPAN Group for the first time, as well as growth in income from loan guarantees and other businesses associated with consumer finance. These items offset a decline in Promise's non-consolidated interest on consumer loans. Performance also benefited from a variety of cost reduction programs. The result was six months operating income of 201,761 million yen, recurring profit of 27,515 million yen, and net income of 12,432 million yen.

2. Qualitative Information on Consolidated Financial Condition

[Financial Position]

Compared with the end of the previous fiscal year, current assets decreased 5.6% to 1,720,842 million yen mainly due to a 93,876 million yen decrease in consumer loans receivable.

Fixed assets decreased 3.2% to 188,975 million yen compared with the end of the previous fiscal year. There was a 3,188 million yen decrease in goodwill and a 2,137 million yen decrease in software mainly due to integrating the computer systems of Promise and SANYO SHINPAN.

Total assets were 1,909,817 million yen, 5.4% less than at the end of the previous fiscal year.

Current liabilities decreased 17.8% to 528,655 million yen compared with the end of the previous fiscal year mainly due to a 104,903 million yen decrease in short-term loans.

Long-term liabilities decreased 0.5% to 952,291 million yen. There were increases of 42,000 million yen in convertible bonds and 11,000 million yen in securitized loan liabilities. Offsetting these increases were decreases of 20,091 million yen in bonds, 13,666 million yen in long-term loans and 24,062 million yen in the allowance for losses on interest repayments.

The result was a 7.5% decrease in total liabilities to 1,480,946 million yen.

Net assets increased 2.4% to 428,871 million yen. A 9,910 million yen increase in retained earnings was the primary reason for this increase.

3. Qualitative Information on Consolidated Financial Forecast

Promise expects the operating environment to remain difficult. Major challenges are posed by the high volume of interest repayment claims and the provisions of the Money Lending Business Law. The realignment of the consumer finance industry will probably move even faster, as well as will growth in the number of companies forced out of business. The Promise Group is concentrating on a strategy that is centered on rebuilding our consumer finance business and diversifying our profit structure. Group companies will continue to take actions aimed at generating profits and building a new foundation for growth. For the fiscal year ending March 31, 2009, Promise forecasts consolidated operating income of 388,100 million yen, recurring profit of 45,600 million yen and net income of 16,200 million yen.

4. Others

(1) Changes in significant subsidiaries during the six months ended September 30, 2008 (Changes in subsidiaries affecting the scope of consolidation): None

(2) Use of simplified accounting methods and special accounting methods for the preparation of quarterly consolidated financial statements

1) Simplified accounting methods

Method for calculating deferred tax assets

Concerning the likelihood of recovering deferred tax assets, there have been no significant changes in the operating environment, temporary differences or other associated factors since the end of the previous fiscal year. Consequently, deferred tax assets and liabilities were calculated in accordance with earnings forecasts and tax planning documents that were used at the end of the previous fiscal year.

2) Special accounting methods for the preparation of quarterly consolidated financial statements

None

(3) Revisions in Accounting Principles, Procedures and Presentations Concerning Preparation of Consolidated Financial Statements

1) Use of Accounting Standard for Quarterly Financial Statements

Beginning with the current fiscal year, the "Accounting Standard for Quarterly Financial Statements" (ASBJ Statement No.12, March 14, 2007) and the "Implementation Guidance on Accounting Standard for Quarterly Financial Statements" (ASBJ Guidance No.14, March 14, 2007) have been applied. In addition, the quarterly consolidated financial statements have been prepared in accordance with the "Rules for Quarterly Consolidated Financial Statements."

2) Application of "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements"

Beginning with the first quarter in which it is applicable, Promise is applying the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (ACBJ Practical Issues Task Force No. 18, May 17, 2006), and making adjustments as required to consolidated financial statements. These adjustments had no significant effect on consolidated financial statements for the consolidated second quarter of the current fiscal year.

3) Change in method for recording collection of purchased receivables

Collection of purchased receivables is included in other operating income. In past fiscal years, some consolidated subsidiaries in Japan have been recording these recoveries that include an amount equivalent to their acquisition cost. Starting with the consolidated second quarter of the current fiscal year, Promise has changed to a method in which the acquisition cost is not included in recovered amounts.

This change was made because of the increasing importance of this business with regard to its effect on consolidated income and expenses. As a result, there is a growing need to use the same accounting method in this business as for other Promise Group companies.

Compared with the previous accounting method, this change decreased six months consolidated operating income and operating expenses by 1,907 million yen each.

First quarter consolidated financial statements use the previous accounting method as the change in accounting methods was made possible by the integration of the group's clerical processing system during the six months of this fiscal year. Consequently, first quarter operating income and operating expenses were each 856 million yen higher than they would have been if the new accounting method had been used.

5. Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets

(Millions of yen)

	2Q Fiscal 2009 (Sept. 30, 2008)	Summary of Consolidated Balance Sheets for Fiscal 2008 (Mar. 31, 2008)
Assets		
Current assets:		
Cash and deposits	118,284	122,994
Notes and accounts receivable	525	612
Consumer loans receivable: Principal	1,653,859	1,747,736
Installment receivables	76,623	65,767
Marketable securities	900	11,000
Purchased receivables	26,615	27,298
Short-term loans receivable	55,159	87,298
Deferred tax assets	39,360	46,058
Claim for indemnities	23,479	22,333
Other	32,117	36,365
Allowance for credit losses	(306,082)	(343,576)
Total current assets	1,720,842	1,823,888
Fixed assets:		
Property and equipment	69,647	71,648
Intangible fixed assets:		
Goodwill	57,388	60,576
Other	15,105	17,345
Total intangible fixed assets, net	72,493	77,922
Investments and advances:		
Investments in securities	28,863	28,389
Other	18,343	17,589
Allowance for credit losses	(372)	(382)
Total investments and advances	46,834	45,596
Total fixed assets	188,975	195,166
Total assets	1,909,817	2,019,055

(Millions of yen)

	2Q Fiscal 2009 (Sept. 30, 2008)	Summary of Consolidated Balance Sheets for Fiscal 2008 (Mar. 31, 2008)
Liabilities		
Current liabilities:		
Short-term borrowings	132,589	237,492
Bonds scheduled for redemption within one year	20,200	38,200
Commercial paper	29,000	25,000
Current portion of long-term debt	201,104	189,195
Accrued income taxes	3,507	6,196
Accrued bonuses to employees	4,064	4,047
Accruals for debt guarantees	16,485	14,902
Allowance for losses on interest repayments	85,140	87,693
Allowance for business restructuring expense	1,502	6,076
Other allowances	766	814
Other	34,295	33,358
Total current liabilities	528,655	642,979
Long-term liabilities:		
Corporate bonds	316,628	336,720
Convertible bonds	42,000	—
Long-term debt	404,768	418,435
Securitized loan liabilities	11,000	—
Accrued severance indemnities	3,457	4,005
Allowance for retirement benefits for directors and corporate auditors	172,131	196,194
Allowance for losses on interest repayments	339	339
Other	1,965	1,496
Total long-term liabilities	952,291	957,191
Total liabilities	1,480,946	1,600,170
Net assets		
Shareholders' equity:		
Common stock	80,737	80,737
Capital surplus	138,413	138,413
Retained earnings	227,237	217,327
Treasury stock	(57,425)	(57,424)
Total shareholders' equity	388,963	379,054
Revaluation and translation adjustments:		
Net unrealized gain on securities	248	96
Net deferred hedge losses	—	(7)
Foreign currency translation adjustments	(1,475)	172
Total revaluation and translation adjustments	(1,226)	262
Minority interests	41,134	39,568
Total net assets	428,871	418,885
Total liabilities and net assets	1,909,817	2,019,055

(2) Consolidated Statements of Income for the Six Months Ended September 30, 2008

(Millions of yen)

	Six months ended Sept. 30, 2008 (Apr. 1, 2008 – Sept. 30, 2008)
Operating income:	
Interest on consumer loans	169,998
Other financial income	371
Sales	271
Other	31,120
Total operating income	201,761
Operating expenses:	
Financial expenses	11,183
Cost of sales	250
Other operating expenses	163,092
Total operating expenses	174,526
Operating profit	27,235
Non-operating income:	
Interest and dividend income on investments	582
Equity in net gain of affiliated companies	721
Other	310
Total non-operating income	1,614
Non-operating expenses	
Interest expense	750
Fee expenses	500
Other	83
Total non-operating expenses	1,334
Recurring profit	27,515
Extraordinary income:	
Gain on sales of fixed assets	34
Gain on sales of investments in securities	624
Other	110
Total extraordinary income	770
Extraordinary losses:	
Prior-period adjustment	64
Loss on sales of property and equipment	39
Loss on disposal of property and equipment	650
Impairment loss	45
Loss on valuation of investments in affiliates	1,218
Loss on reorganization of business	1,506
Other	613
Total extraordinary losses	4,139
Income before income taxes	24,145
Income taxes Current	3,270
Income taxes Deferred	6,757
Total income taxes	10,027
Minority interests	1,684
Net income	12,432

Beginning with the current fiscal year, the "Accounting Standard for Quarterly Financial Reporting" (ASBJ Statement No.12) and the "Implementation Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No.14) have been applied. In addition, the quarterly consolidated financial statements have been prepared in accordance with the "Rules for Quarterly Consolidated Financial Statements."

(3) Precaution about Going Concern Assumption

Second quarter of the current fiscal year (Jul. 1, 2008 – Sept. 30, 2008)

There are no significant items.

(4) Note in the Event of a Significant Change in Shareholders' Equity

Six months ended September 30, 2008 (Apr. 1, 2008 – Sept. 30, 2008)

There are no significant items.

[Reference]

Financial Results in the Previous Second Quarter

Consolidated Statements of Income

Classification	First Half Ended Sept. 2007 (Apr.1, 2007 – Sept. 30, 2007)		
	Millions of yen		%
I Operating income			
1 Interest on consumer loans		156,447	
2 Other financial income		356	
3 Sales		523	
4 Other		12,804	
Total operating income		170,131	100.0
II Operating expenses			
1 Financial expenses		9,327	
2 Cost of sales		435	
3 Other operating expenses			
(1) Advertising expenses	5,303		
(2) Provision for uncollectible loans	51,832		
(3) Accruals for debt guarantees	2,283		
(4) Provision for losses on interest repayments	38,101		
(5) Employees' salaries and bonuses	11,354		
(6) Provision for bonuses	2,954		
(7) Net periodic benefit cost	1,216		
(8) Allowance for retirement accounts for directors and corporate auditors	38		
(9) Employee welfare expenses	1,632		
(10) Rent expenses	4,750		
(11) Depreciation	2,952		
(12) Fee expenses	10,521		
(13) Communications expenses	1,788		
(14) Amortization of goodwill	55		
(15) Other	8,388	143,175	
Total operating expenses		152,938	89.9
Operating profit		17,193	10.1
III Non-operating income			
1 Interest and dividend income on investments	174		
2 Insurance money received and insurance dividends	135		
3 Equity in earnings of Tokumei Kumiai	88		
4 Equity in net gain of affiliated companies	382		
5 Other	376	1,157	0.7
IV Non-operating expenses			
1 Expense for relocation of offices	39		
2 Cancellation of leasehold deposits	19		
3 Other	48	107	0.1
Recurring profit		18,243	10.7
V Extraordinary income			
1 Gain on sales of investments in securities	55		
2 Other	2	57	0.0

(Continued)

Classification	First Half Ended Sept. 2007 (Apr.1, 2007 – Sept. 30, 2007)		
	Millions of yen		%
VI Extraordinary losses			
1 Net loss on sales or disposal of property and equipment	486		
2 Impairment loss	667		
3 Loss on sales of credit	3,620		
4 Loss on cancellation of lease contracts	173		
5 Loss on business restructuring expenses	294		
6 Other	75	5,318	3.1
Income before income taxes and minority interests		12,983	7.6
Income taxes Current	1,646		
Income taxes Deferred	(1,436)	209	0.1
Minority interests in net gain of consolidated subsidiaries		906	0.5
Net income		11,867	7.0

Quarterly Non-Consolidated Financial Results in Fiscal 2009

Disclosure of quarterly non-consolidated financial statements is not required under TSE's statutory disclosure rules.

Beginning with the current fiscal year, the "Accounting Standard for Quarterly Financial Reporting" (ASBJ Statement No.12) and the "Implementation Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No.14) have been applied. In addition, the quarterly consolidated financial statements have been prepared in accordance with the "Rules for Quarterly Consolidated Financial Statements."

(1) Non-Consolidated Balance Sheets

(Millions of yen)

	2Q Fiscal 2009 (Sept. 30, 2008)	Summary of Non-Consolidated Balance Sheets for Fiscal 2008 (Mar. 31, 2008)
Assets		
Current assets:		
Cash and deposits	62,116	51,299
Consumer loans receivable	1,087,968	1,143,770
Marketable securities	900	11,000
Short-term loans receivable	175,328	197,833
Other	67,057	72,452
Allowance for credit losses	(201,078)	(221,306)
Total current assets	1,192,293	1,255,049
Fixed assets:		
Property and equipment	58,160	58,944
Intangible fixed assets	7,419	7,113
Investments and advances	83,809	74,715
Total fixed assets	149,389	140,772
Total assets	1,341,683	1,395,821
Liabilities		
Current liabilities:		
Short-term borrowings	20,000	101,000
Bonds scheduled for redemption within one year	10,000	30,000
Current portion of long-term debt	130,013	112,726
Accruals for debt guarantees	14,465	13,911
Allowance for losses on interest repayments	57,600	60,000
Other allowances	2,924	2,855
Other	11,019	10,512
Total current liabilities	246,022	331,004
Long-term liabilities:		
Corporate bonds	250,428	260,420
Convertible bonds	42,000	—
Long-term debt	316,683	311,013
Allowance for losses on interest repayments	127,600	138,000
Other allowances	2,593	3,142
Other	703	205
Total long-term liabilities	740,009	712,781
Total liabilities	986,032	1,043,785

(Continued) (Millions of yen)

	2Q Fiscal 2009 (Sept. 30, 2008)	Summary of Non-Consolidated Balance Sheets for Fiscal 2008 (Mar. 31, 2008)
Net assets		
Shareholders' equity:		
Common stock	80,737	80,737
Capital surplus	127,336	127,336
Retained earnings	204,281	201,164
Treasury stock	(57,425)	(57,424)
Total shareholders' equity	354,930	351,813
Revaluation and translation adjustments:		
Net unrealized gain on securities	720	229
Net differed hedge assets	—	(7)
Total revaluation and translation adjustments	720	222
Total net assets	355,650	352,036
Total liabilities and net assets	1,341,683	1,395,821

(2) Non-Consolidated Statements of Income

(Millions of yen)

		1-2Q Fiscal 2009 (Apr.1, 2008 – Sept. 30, 2008)
Operating income:		
Interest on consumer loans		110,985
Other operating income		14,602
Total operating income		125,587
Operating expenses:		
Financial expenses		6,985
Other operating expenses		101,341
Total operating expenses		108,326
Operating profit		17,260
Non-operating income:		
Interest on loans		619
Dividend income on investments		284
Other		152
Total non-operating income		1,056
Non-operating expenses:		
Interest expense		737
Fee expenses		500
Provision for uncollectible loans		476
Other		57
Total non-operating expenses		1,770
Recurring profit		16,546
Extraordinary income:		
Gain on sales of fixed assets		11
Gain on sales of investments in securities		5
Total extraordinary income		17
Extraordinary losses:		
Loss on valuation of investments in affiliates		1,218
Loss on reorganization of business		1,495
Other		1,010
Total extraordinary losses		3,724
Income before income taxes		12,839
Income taxes	Current	107
Income taxes	Deferred	7,078
Total income taxes		7,185
Net income		5,654

6. Other information

(1) Operating Income

Classification		Six months ended Sept.30 2008 (Apr. 1 2008 – Sept. 30 2008) Millions of yen	%
Interest on consumer loans		169,998	84.3
Other financial income		371	0.2
Sales		271	0.1
Other		31,120	15.4
	Collection of written-off loans	4,107	2.0
	Fees and commissions	4,244	2.1
	Collection of purchased receivables	6,768	3.4
	Loan guarantee revenues	12,160	6.0
	Other	3,839	1.9
Total operating income		201,761	100.0

Note: The method for recording collection of purchased receivables has been changed starting with the 2Q of the current fiscal year. For more information, please see "Qualitative Information and Financial Statements, 4. Others" on page 4.

(2) Other Indicators

Classification		2Q Fiscal 2009
Consumer loans outstanding (Millions of yen)		1,654,523
	Unsecured loans	1,639,840
	Secured loans	14,683
Number of customers		3,164,596
	Unsecured loans	3,160,944
	Secured loans	3,652
Number of branches		1,612
	Staffed branches	361
	Unstaffed branches	1,251
Number of automated contract machines		1,585
Automatic cash dispensers		1,833
Number of loan processing machines		217
Number of employees		5,689
Loan losses (Millions of yen)		100,120
Allowance for credit losses (Millions of yen)		306,455

Note: 1. Consumer loans outstanding include 664 million yen of securitized loans that are not shown on the balance sheet.
2. The number of customers is the number of individuals who have outstanding loans after eliminating duplications. This is the sum of the number of customers at Promise and each consolidated subsidiary.
3. The number of automated contract machines is the total number of machines installed.
4. The number of employees is the number of individuals who are working at each company. Employees on temporary assignment to other companies are counted as employees of these other companies.
5. Loans losses include claims for reimbursement, installment credit and other loans written off.

END